Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Alio Gold Inc. (“Alio” or the “Company”)

Suite 507 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Item 2:	Date of Material Change

November 14, 2019

Item 3:	News Release

A news release announcing the material change was disseminated over GlobeNewswire’s distribution network on November 14, 2019, and a copy was filed on the Company’s profile at www.sedar.com.

Item 4:	Summary of Material Change

On November 14, 2019, Alio announced that it had signed and closed a three-year, $15 million loan facility (the "Facility”) with Sprott Private Resource Lending II, LP (“Sprott”) to fund construction of the new Phase II leach pad at Florida Canyon.

In conjunction with closing of the Loan Facility, Alio issued 1,286,228 shares to Sprott. Such shares are subject to a hold period under applicable securities legislation of four months and one day from their date of issue.

Item 5:	5.1 - Full Description of Material Change

On November 14, 2019, Alio announced that it had signed and closed a three-year, $15 million loan facility with Sprott to fund construction of the new Phase II leach pad at Florida Canyon.

Key Terms of the Facility are:

•	Principal Amount of $15 million;
•	Maturity date of October 31, 2022;
•	Interest rate of 8% plus the greater of LIBOR and 2%; and
•	Amortization of the Facility in eight equal quarterly payments commencing January 31, 2021.

In conjunction with closing of the Loan Facility, Alio issued 1,286,228 shares to Sprott. Such shares are subject to a hold period under applicable securities legislation of four months and one day from their date of issue.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Leslie Kapusianyk, General Counsel, at 604-638-8972.

Item 9:	Date of Report

November 22, 2019